UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 30, 2025

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In the Matter of

Holdco Nuvo Group D.G Ltd.
94 Yigal Alon St.
Tel Aviv, Israel 6789155

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-279737

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       Holdco Nuvo Group D.G Ltd. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       Holdco Nuvo Group D.G Ltd. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on June 30, 2025.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Loan Lauren Nguyen
Office Chief